CASTELLUM

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

RECEIVED

2007 SEP 19 A 7:03

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

SUPPL

07026738

Gothenburg, September 11, 2007

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Press Release 13/2007, Castellum invests SEKm 292

Very truly yours,

CASTELLUM AB

*Håkan Hellström*

*p.p. Maria Kileby*

JW 9/19


| *Postadress Postal address* | *Besöksadress Visiting address* | *Telefon Telephone* | *Telefax Facsimile* | *E-post/Internet E-mail/Internet* | *Org nr Corp.id.no.* | *Styrelsens säte Registered office* |
|---|---|---|---|---|---|---|
| Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden | Kaserntorget 5 | +46 (0)31 60 74 00 | +46 (0)31 13 17 55 | info@castellum.se www.castellum.se | 556475-5550 | Göteborg Sweden |

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

# PRESS RELEASE 13/2007

Gothenburg, September 11, 2007

## Castellum invests SEKm 292

***Castellum has through wholly owned subsidiaries acquired 2 commercial properties for SEKm 262 and decided on reconstruction for SEKm 30***

Eklandia Fastighets AB has acquired a commercial property for SEKm 210, of which SEKm 42 refers to deferred nominal tax liability since the property was acquired as a company acquisition. The property is located on Hisingen/Gothenburg and has a total lettable area of approx. 16,000 sq.m. of which 2,600 sq.m. consists of office premises, 13,000 sq.m. production and warehouse premises and a 400 sq.m restaurant. The property has a good location with direct access to and good exposure from the E6 and is in principal fully let. The property also holds an unutilized building permission of approx. 12,000 sq.m. A contract has been signed and possession has been taken.

Fastighets AB Brostaden has acquired an office property for SEKm 52. The property is located in Sundbyberg/Solna and has a lettable area of approx. 2,700 sq.m. The building has a high technical standard after extensive refurbishment. The location offers good communications with underground as well as commuter train within walking distance. A contract has been signed and possession has been taken.

After the signing of a new lease Fastighets AB Brostaden has started a reconstruction project of turning an older property into a modern warehouse and logistic property. The property is located in Botkyrka/Stockholm. The lettable area amounts to 21,000 sq.m. and the investment is calculated to SEKm 30. The project is planned to be completed in the spring of 2008.

*On **www.castellum.se** names and addresses on acquired properties are published.*

END

*Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 26 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.*

**For further information, please contact**
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Henrik Saxborn, Deputy CEO, phone +46 31 60 74 50 / mobile + 46 706-94 74 50